UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                      ____________________________________

                                 Schedule 13E-3

                       Transaction Statement Under Section
      Rule 13E-3 (Amendment No.___) of the Securities Exchange Act of 1934

                             AremisSoft Corporation
                              (Name of the Issuer)

                             AremisSoft Corporation
                       (Names of Persons Filing Statement)

                                  Common Stock
                         (Title of Class of Securities)

                                   040026-10-6
                      (CUSIP Number of Class of Securities)

                                 Scott E. Bartel
                                  Daniel B. Eng
                              Bartel Eng & Schroder
                          300 Capitol Mall, Suite 1100
                              Sacramento, CA 95814
                                  916-442-0400
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the "Act").

b.   [ ]The filing of a registration statement under the Securities Act of 1933.

c.   [ ]A tender offer.

d.   [ ]None of the above.

Check the following box if the soliciting material or information statement referred to in checking box (a) are preliminary copies: |X|

                          Calculation of the Filing Fee

      Transaction Valuation*                          Amount of filing fee**
          $613,508,879                                      $122,702

* The "Transaction Valuation" amount is calculated solely for purposes of determining the filing fee and is based on the average of the high and low prices of $15.67 AremisSoft Corporation's common stock as reported on The NASDAQ National Market on July 3, 2001, times 39,151,811, the number of outstanding shares of common stock proposed to be exchanged in the recapitalization.
**   Calculated as 1/50th of 1% of the Transaction Value.

[ ] Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identifying the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     Amount Previously Paid:  ______________
     Form or Registration No.:  _____________
     Filing Party: ________________________
     Date Filed: _________________________

     Neither the Securities and Exchange Commission nor any state securities commission has: (i) approved or disapproved of the recapitalization of AremisSoft Corporation ("AremisSoft"); (ii) passed on the merits or fairness of the recapitalization; or (iii) passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

     This Schedule 13E-3 is being filed with the Securities and Exchange Commission in connection with the recapitalization of AremisSoft. AremisSoft is proposing to amend Article IV of its Certificate of Incorporation providing for a reclassification whereby each one and one-tenth (1.1) shares of AremisSoft common stock, par value $.001 per share, will be exchanged for one (1) share of new Class A common stock and one-tenth (1/10th) of a share of new Series 1 Class B common stock. No fractional share will be issued in the recapitalization to any stockholder who would in the aggregate hold less than one share of Class A common stock or Series 1 Class B common stock. Instead, each holder of common stock will receive cash in lieu of a fraction of a share of Class A common stock or a share of Series 1 Class B common stock.

     Concurrent with the filing of this Schedule, AremisSoft has filed with the Commission its proxy statement in connection with its special meeting of stockholders at which AremisSoft stockholders will be asked to approve the recapitalization and the terms and conditions of such recapitalization.

Item 1. Summary Term Sheet

     General. Under the proposed amendment to Article IV of the Certificate of Incorporation, new Class A common stock and Series 1 Class B common stock will be created that would replace our existing common stock. In the recapitalization, holders of one and one-tenth (1.1) shares of our common stock will receive:

     o    one (1) share of Class A common stock; and

     o    one-tenth (1/10th) of a share of Series 1 Class B common stock.

     Fractional Shares. No fractional shares will be issued in the recapitalization. In lieu of any such factional share, each holder of common stock who would otherwise have entitled to a fraction of a share of either Class A common stock or Series 1 Class B common stock will receive cash in an amount equal to the value of the fractional share.

     Effective Time. Assuming shareholder approval, the effective time of the recapitalization will occur upon filing the certificate of amendment with the Secretary of State of Delaware which will occur as soon as reasonably practicable following the Special Meeting and the listing of the Class A common stock on The NASDAQ Stock Market or other similar stock exchange.

     Termination. The Board of Directors may decide in its sole discretion to not implement the recapitalization at any time before the effective time.

Item 2. Subject Company Information

     (a) Name and address. AremisSoft Corporation, Sentry Office Plaza, 216 Haddon Avenue, Suite 607, Westmont, New Jersey 08108. Telephone number 856-869-0770.

     (b) Securities. AremisSoft is currently authorized to issue up to 85,000,000 shares of common stock, par value $.001, and 15,000,000 shares of preferred stock, par value $.001. As of July 13, 2001, the record date for AremisSoft's special meeting, [______] shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.

     (c) Trading market and price. Our common stock began trading on The NASDAQ Stock Market on April 22, 1999, under the symbol AREM. The following table shows the high and low per share price of our common stock for the quarters indicated. Amounts have been adjusted to reflect the two-for-one stock split, affected in the form of a stock dividend paid by us in the first quarter of 2001.

                2001                                   High          Low
                ----                                   ----          ---
                Second quarter                        $19.40        $8.75
                First quarter                         $28.25        $11.47

                2000
                ----
                Fourth quarter                        $24.75       $14.84
                Third quarter                         $18.75       $13.03
                Second quarter                        $16.13       $ 9.03
                First quarter                         $23.06       $13.63

                1999
                ----
                Fourth quarter                        $16.25       $ 5.94
                Third quarter                         $  7.13      $ 2.50
                Second quarter (April 22, 1999 to
                June 30, 1999)                        $  2.55      $ 1.94

     (d) Dividends. We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings for funding growth and, we therefore, do not expect to pay any dividends in the foreseeable future. During the first quarter of 2001, we issued a one share stock dividend.

     (e) Prior public offerings. On April 22, 1999, the Securities and Exchange Commission declared effective the AremisSoft's registration statement on Form S-1, SEC File No. 333-58351, registering 6,600,000 (after giving effect for a one share stock dividend) shares of AremisSoft's common stock and an additional 460,000 (after giving effect for a share stock dividend) shares of the AremisSoft's common stock to cover the underwriter's over-allotment option. The public offering of the common stock commenced on April 22, 1999 and closed on April 27, 1999. Consequently, in connection with the Company's public offering, the Company offered and sold a total of 7,060,000 shares of its common stock at $2.50 per share (after giving effect for a one share stock dividend) for an aggregate offering price of $17.65 million.

     (f) Prior stock purchases. During the past year, AremisSoft made the following repurchases of its common stock.

                       Number of
Date                    Shares         Price Per Share
----                    ------         ---------------
5/23/01                  20,000               $13.52
5/30/01                 110,000               $14.84
5/31/01                  40,000               $11.88
6/4/01                   20,000               $12.24
6/11/01                  15,000               $12.60
6/12/01                 250,000               $13.38
6/14/01                 185,000               $12.95
6/14/01                 125,000               $12.99
6/15/01                 235,000               $12.62
6/18/01                 100,000               $12.96
6/20/01                 500,000               $13.60
6/26/01                   5,000               $14.45
6/29/01                  90,000               $14.49

     The price per share is before commissions and the average purchase price is $12.49 per share.

Item 3. Identify and Background of Filing Person

     (a) Name and address. AremisSoft Corporation, Sentry Office Plaza, 216 Haddon Avenue, Suite 607, Westmont, New Jersey 08108. Telephone number 856-869-0770.

     (b)  Business and background of entities. Not applicable.

     (c)  Business and background of natural person.

     Dr. Lycourgos K. Kyprianou has served as AremisSoft's chairman of the board since October 1997, chief executive officer from October 1997 to May 2000, co-chief executive officer since February 2001, and has served as chairman of the board and managing director of AremisSoft's subsidiaries and predecessors since 1978. Dr. Kyprianou is the sole founder of AremisSoft's worldwide business, including AremisSoft's software development and support facility in India. Dr. Kyprianou received a bachelor of science degree with first class honors in computer science from the University of London and a doctorate in philosophy (computer science) from Cambridge University. Mr. Kyprianou is citizen of Cyprus and has not been convicted in a criminal proceeding or found in violation of securities laws in any judicial or administrative proceeding during the past five years.

     Roys Poyiadjis has served as AremisSoft's president from June 1998 through January 2001, and as chief executive officer, now co-chief executive officer, since May 2000. From October 1998 to September 1999, Mr. Poyiadjis served as AremisSoft's chief financial officer. From 1997 to 1998, Mr. Poyiadjis served as a partner of Alpha Capital Limited, an investment banking firm primarily focused on investments in technology companies. From 1995 to 1996, he served as a director of Lehman Brothers International Ltd. and from 1993 to 1995 he served as an associate with Morgan Stanley & Co. International Limited. Mr. Poyiadjis received a bachelor of science (honors) degree in communications engineering from the University of Kent and a masters degree in business administration from the London Business School. Mr. Poyiadjis is citizen of the United Kingdom and has not been convicted in a criminal proceeding or found in violation of securities laws in any judicial or administrative proceeding during the past five years.

     Michael A. Tymvios has served as a director since February 2001 and as AremisSoft's chief financial officer since September 1999. From 1991 to 1999, Mr. Tymvios was a partner of Patsalides & Tymvios, auditors, accountants and international tax planners. Patsalides & Tymvios is an associate member of Morison International, a network of independent accountants, tax advisers, business consultants and lawyers. Prior to joining Patsalides & Tymvios, he was a senior manager at Deloitte Haskins & Sells. He is a chartered certified accountant and a fellow member of the Chartered Association of Certified Accountants of the United Kingdom. Mr. Tymvios received a bachelor of science (honors) degree in economics from the University of Athens. Mr. Tymvios is citizen of Cyprus and has not been convicted in a criminal proceeding or found in violation of securities laws in any judicial or administrative proceeding during the past five years.

     Noel R. Voice has served as president - Europe Group since February 2001 and secretary since October 1997. From June 1998 until February 2001, Mr. Voice served as a director and AremisSoft's chief operating officer. From 1992 to 1997, he served as the senior vice president of administration of AremisSoft's United Kingdom operations. From 1987 to 1992, he was founder and managing director of Noble Marketing Ltd., a sales and marketing consulting firm. From 1987 to 1989, he was managing director of Cara Consulting Ltd., a United Kingdom hotel systems company. Mr. Voice is citizen of the United Kingdom and has not been convicted in a criminal proceeding or found in violation of securities laws in any judicial or administrative proceeding during the past five years.

     Dr. Paul I. Bloom has served as AremisSoft's Executive Vice President of Corporate Development since May 2000. From December 1998 through May 2000, he was senior analyst at Roth Capital Partners, Inc. primarily providing analysis on software and e-commerce companies. From August 1989 through November 1998, Dr. Bloom was a senior technology analyst at Volpe Brown Whalen & Co. Dr. Bloom holds a Master of Science degree and Ph.D. in theoretical physics from Belfer Graduate School of Science of Yeshiva University and a Bachelor of Science degree in Physics from City College of New York. Dr. Bloom is citizen of the United States of America and has not been convicted in a criminal proceeding or found in violation of securities laws in any judicial or administrative proceeding during the past five years.

     M.C. Mathews has served as AremisSoft's president of the Emerging Market Group since February 2001 and has served as AremisSoft's general manager of group software development since October 1997. Since 1995, he served as the managing director of software engineering of LK Global Software Engineering (India) Private Limited, one of AremisSoft's subsidiaries. From April 1999 to February 2001, Mr. Mathews served as a director. From 1992 to 1995, he served as AremisSoft's group project manager. Prior to joining us in 1990, Mr. Mathews was employed as a programmer with Alphabetics Ltd., an IBM distributor in India. Mr. Mathews received a bachelor of science (honors) degree from Kerala and a masters of science degree in physics from Delhi Universities. Mr. Mathews is citizen of [India] and has not been convicted in a criminal proceeding or found in violation of securities laws in any judicial or administrative proceeding during the past five years.

     Dann V. Angeloff has served as a director since April 1999. Mr. Angeloff is the founder and president of The Angeloff Company, a corporate financial advisory firm, a position he has held since 1976. He also currently serves as a director of Public Storage, Inc., a New York Stock Exchange listed company, Nicholas/Applegate Growth Equity Fund, and various private companies. Mr.

Angeloff is a former trustee of the University of Southern California and is a university counselor. He received a bachelor of science degree in business administration and a masters degree in finance from the University of Southern California. Mr. Angeloff is citizen of the United States of America and has not been convicted in a criminal proceeding or found in violation of securities laws in any judicial or administrative proceeding during the past five years.

     H. Tate Holt has served as a director since April 1999. Since 1990, Mr. Holt has been president of Holt & Associates, a growth management consulting firm. From 1987 to 1990, he served as a senior vice president of Automatic Data Processing (ADP). Prior to 1987, Mr. Holt held positions in various senior sales, marketing and general management positions at IBM, Triad Systems Corporation and ADP. Until June 2001, Mr. Holt served as a director of DBS
Industries,   Inc.  and  currently   serves  as  a  director  of  Onsite  Energy
Corporation. Mr. Holt received a bachelor of arts degree from Indiana University. Mr. Holt is citizen of the United States of America and has not been convicted in a criminal proceeding or found in violation of securities laws in any judicial or administrative proceeding during the past five years.

     Stan J. Patey has served as a director since February 2001. Since October 2000, Mr. Patey has been managing director of Capital Strategies, an independent corporate finance house. From October 1989 to September 2000, Mr. Patey was a corporate finance partner at PKF (formerly Pannell Kerr Forster) and head of the United Kingdom and European mergers and acquisitions group. Mr. Patey received a bachelor of science (honors) degree in finance and economics and a masters degree in business management from City University, London. Mr. Patey is citizen of the United Kingdom and has not been convicted in a criminal proceeding or found in violation of securities laws in any judicial or administrative proceeding during the past five years.

Item 4. Terms of the Transaction

     The information set forth in AremisSoft's proxy statement on Schedule 14A for the special meeting of stockholder to be held on ______, 2001 under the caption "Proposal One - Approval of an Amendment to Article IV of AremisSoft's Certificate of Incorporation Increasing the Number of Authorized Shares, Maintaining the Same Number of Preferred Stock, Creating Class A Common Stock and Class B Common Stock and Effecting a Recapitalization of Existing Common Stock" is incorporated herein by reference pursuant to General Instruction G to
Schedule 13E-3.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

     (a) Transactions. Information set forth in Item 13. Certain Relationships and Related Transactions contained in AremisSoft's annual reports on Form 10-K for the year ended December 31, 2000, incorporated by reference.

     (b)  Significant corporate events. Not applicable.

     (c)  Negotiations or contracts. Not applicable.

     (d) Agreements involving the subject company's securities. Mr. Poyiadjis and Dr. Kyprianou, through Aremis Holdings Ltd. and Aremis Technology Ventures Ltd., entered into a voting agreement dated March 20, 2001, where in they agreed to vote all of the shares of the Company's common stock beneficially owned by them on all matters, including the election of directors, as mutually agreed. If Mr. Poyiadjis and Dr. Kyprianou cannot agree on the voting of their shares for any particular matter, then none of the parties will vote their shares on such matter, unless the voting agreement is terminated prior to the vote.

Item 6. Purposes of the Transaction and Plans or Proposals

     The information set forth in AremisSoft's proxy statement under the caption "Proposal One - Approval of an Amendment to Article IV of AremisSoft's Certificate of Incorporation Increasing the Number of Authorized Shares, Maintaining the Same Number of Preferred Stock, Creating Class A Common Stock and Class B Common Stock and Effecting a Recapitalization of Existing Common Stock" is incorporated herein by reference pursuant to General Instruction G to
Schedule 13E-3.

Item 7. Purposes, Alternatives, Reasons and Effects

     The information set forth in AremisSoft's proxy statement under the caption "Proposal One - Approval of an Amendment to Article IV of AremisSoft's Certificate of Incorporation Increasing the Number of Authorized Shares, Maintaining the Same Number of Preferred Stock, Creating Class A Common Stock and Class B Common Stock and Effecting a Recapitalization of Existing Common Stock," is incorporated herein by reference pursuant to General Instruction G to
Schedule 13E-3.

Item 8. Fairness of the Transaction

     The information set forth in AremisSoft's proxy statement under the caption "Proposal One - Approval of an Amendment to Article IV of AremisSoft's Certificate of Incorporation Increasing the Number of Authorized Shares, Maintaining the Same Number of Preferred Stock, Creating Class A Common Stock and Class B Common Stock and Effecting a Recapitalization of Existing Common Stock," is incorporated herein by reference pursuant to General Instruction G to
Schedule 13E-3.

Item 9. Reports, Opinions, Appraisals and Negotiations

     No report, opinion or appraisal was prepared or obtained in connection with the recapitalization.

Item 10. Source and Amounts of Funds or Other Consideration

     Not applicable.

Item 11. Interest in Securities of the Subject Company

     The information set forth in AremisSoft's proxy statement on Schedule 14A for the special meeting of stockholders to be held on __________, 2001 under the caption "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

Item 12. The Solicitation or Recommendation

     The board of directors unanimously recommends the recapitalization. All directors and executive officers listed in Item 3 intend to vote their shares in favor of the recapitalization.

Item 13.  Financial Statements

     (a) Financial information. Financial statements for the fiscal years ended December 31, 1999 and 2000, and quarter ended March 31, 2001, are incorporated by reference to AremisSoft's Form 10-K for the year ended December 31, 2000, and Form 10-Q for the quarterly period ended March 31, 2001, pursuant to Instructions to Item 13 of Schedule 13E-3.

     (b) Pro forma information. AremisSoft does not believe that pro forma information is material.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

     The information set forth in AremisSoft's proxy statement on Schedule 14A for the special meeting of stockholders under the caption "Information Concerning the Solicitation" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

Item 15. Additional Information

     The entirety of the proxy statement is incorporated herein by reference.

Item 16. Exhibits

     (a)(1) Letter to stockholders (included in the proxy statement, which is filed herewith as Exhibit (a)(3)).

     (a)(2) Notice of Annual Meeting of Shareholders (included in the proxy statement, which is filed herewith as Exhibit (a)(3)).

     (a)(3) Proxy statement.

     (a)(5) Proposed  Amendment  to  Article  IV  of   AremisSoft  Corporation's
            Certificate of Incorporation.

     (d)  Voting Agreement between Dr. Kyprianou and Mr. Poyiadjis.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            AREMISSOFT CORPORATION

                                            /s/   Roys Poyiadjis

                                            Roys Poyiadjis
                                            Co-Chief Executive Officer
                                            July 5, 2001

                                 EXHIBIT 16(A)(1)


                             AREMISSOFT CORPORATION
                               Sentry Office Plaza
                          216 Haddon Avenue, Suite 607
                           Westmont, New Jersey 08108


To the Stockholders of AremisSoft Corporation:


     You are cordially invited to attend the special stockholders meeting of AremisSoft Corporation, a Delaware corporation, to be held at the Institute of Directors, 116 Pall Mall, London, SW1Y 5ED, United Kingdom, on _____, _______, 2001 at 9:00 a.m., local time.

     At this meeting you will be asked to approve an amendment to our certificate of incorporation. The amendment provides for a recapitalization by creating a new of Class A common stock and Class B common stock that would replace our existing common stock. In the recapitalization for each one and one-tenth (1.1) shares of common stock stockholders will receive one share of Class A common stock and one-tenth (1/10th) of a share of Series 1 Class B common stock. No fractional shares will be issued in the recapitalization to any stockholder who would in the aggregate hold less than one whole share of Class A or Series 1 Class B common stock. Only the Class A common stock will be listed for trading on The NASDAQ Stock Market.

     This proposal is very important to our stockholders. The creation of the new classes of common stock is designed to give us greater flexibility in the issuance of our shares for acquisitions or financings.

     You will find enclosed the Notice of Special Meeting, the proxy statement and the proxy for the special meeting of stockholders. Details of the proposed amendment are set forth in the accompanying proxy statement, which you should read carefully. So that your shares may be represented in the action to be taken at the special meeting of stockholders, I urge you to promptly complete, sign, date and return the accompanying proxy card in the enclosed envelope.


                                            Sincerely,


_______, 2001                               Co-Chief Executive Officer




OUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE PROPOSED AMENDMENT PROVIDING FOR THE RECAPITALIZATION AND RECOMMENDS THAT ALL STOCKHOLDERS VOTE TO APPROVE IT.

                                 EXHIBIT 16(A)(2)


                             AREMISSOFT CORPORATION
                               Sentry Office Plaza
                          216 Haddon Avenue, Suite 607
                           Westmont, New Jersey 08108

                  NOTICE OF THE SPECIAL MEETING OF STOCKHOLDERS
                           TO BE HELD ON _______, 2001

     NOTICE IS HEREBY GIVEN that the Special Meeting of Stockholders of AremisSoft Corporation, a Delaware corporation ("AremisSoft"), will be held on ______, 2001, at 9:00 a.m. (local time), at the Institute of Directors, 116 Pall Mall, London, SW1Y 5ED, United Kingdom, for the following purposes, which are more completely discussed in the accompanying proxy statement:

     1. To consider and approve a proposal to amend Article IV of AremisSoft's Certificate of Incorporation. If approved, the amendment would: (i) increase the authorized number of shares to 200,000,000; (ii) maintain the number of shares of preferred stock at 15,000,000; (iii) establish 150,000,000 shares of Class A common stock, $0.001 par value, and 35,000,000 shares of Class B common stock, $0.001 par value, of which 5,000,000 shares are designated Series 1 Class B common stock; and
          (iv) recapitalize each outstanding one and one-tenth (1.1) shares of AremisSoft's existing common stock into (a) one (1) share of Class A common stock and (b) one-tenth (1/10th) of a share of Series 1 Class B common stock by mandatory surrender of physical share certificate representing the existing common stock in exchange for new Class A common stock and Series 1 Class B common stock.

     2. To consider and transact such other business as may properly come before the meeting or any adjournments thereof.

     Only stockholders of record at the close of business on July 13, 2001, are entitled to notice of and to vote at the Special Meeting of Stockholders.

                                          By Order of the Board of Directors

_______, 2001

YOU ARE CORDIALLY INVITED TO ATTEND AREMISSOFT'S SPECIAL MEETING OF STOCKHOLDERS. IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED REGARDLESS OF THE NUMBER YOU OWN. EVEN IF YOU PLAN TO BE PRESENT AT THE SPECIAL MEETING, YOU ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY PROMPTLY IN THE
ENVELOPE PROVIDED. IF YOU ATTEND THIS SPECIAL MEETING, YOU MAY VOTE EITHER IN PERSON OR BY PROXY. ANY PROXY GIVEN MAY BE REVOKED BY YOU IN WRITING OR IN PERSON AT ANY TIME PRIOR TO THE EXERCISE THEREOF.

                                 EXHIBIT 16(A)(3)


                             AREMISSOFT CORPORATION
                               SENTRY OFFICE PLAZA
                          216 HADDON AVENUE, SUITE 607
                           WESTMONT, NEW JERSEY 08108

                                 PROXY STATEMENT
                     FOR THE SPECIAL MEETING OF STOCKHOLDERS
                           TO BE HELD ON _______, 2001

     This proxy statement is furnished to the stockholders of AremisSoft Corporation ("AremisSoft" or the "Company") in connection with the solicitation of proxies on behalf of AremisSoft's Board of Directors for use at AremisSoft's Special Meeting of Stockholders (the "Special Meeting") to be held on _____, 2001, at 9:00 a.m. (local time), at the Institute of Directors, 116 Pall Mall, London SW1Y 5ED United Kingdom, and at any and all adjournments thereof. Only stockholders of record on July 13, 2001, will be entitled to notice and to vote at the Special Meeting. This proxy statement and form of proxy were first mailed to stockholders on or about ____, 2001. The following is a summary of the proposal regarding the recapitalization of AremisSoft's capital stock.

Summary Terms

     General. We are proposing an amendment to our Article IV of the Certificate of Incorporation to create a new Class A common stock and Series 1 Class B common stock that would be exchanged for our existing common stock. In the recapitalization, holders of one and one-tenth (1.1) shares of our common stock will receive:

     o    one (1) share of Class A common stock; and

     o    one-tenth (1/10th) of a share of Series 1 Class B common stock.

     Fractional Shares. No fractional shares will be issued in the recapitalization. In lieu of any such factional share, each holder of common stock who would otherwise be entitled to a fraction of a share of either Class A common stock or Series 1 Class B common stock will receive cash in an amount equal to the value of the fractional share.

     Effective Time. Assuming shareholder approval, the effective date of the recapitalization will occur upon filing the certificate of amendment with the Secretary of State of Delaware which will occur as soon as reasonably practicable following the Special Meeting and the listing of the Class A common stock on The NASDAQ Stock Market or another similar stock exchange.

     Termination. The Board may decide in its sole discretion to not implement the recapitalization at any time before the effective time.

Neither the Securities and Exchange Commission nor any state securities commission has: (i) approved or disapproved of the recapitalization of AremisSoft Corporation; (ii) passed on the merits or fairness of the recapitalization; or (iii) passed upon the adequacy or accuracy of the disclosure in this proxy statement. Any representation to the contrary is a criminal offense.

Special Factors

     Purpose and Reason. The Board believes implementation of the recapitalization and creation of the Class A common stock and Class B common stock, with a Series 1 Class B common stock therein, will provide AremisSoft with the ability and flexibility to issue common equity or convertible debt utilizing various classes and series of common stock for financing or acquisition purposes. The Board will have the power to issue Class A common stock or a new series of Class B common stock with different rights thus providing the Board with flexibility in connection with acquisitions or financings. However, as of the date of this proxy statement, AremisSoft has not entered into any understanding or agreement to issue additional equity or convertible debt securities in any acquisition or financing arrangement.

Fairness of Transaction

     Fairness. Because the common stock will be exchanged for Class A common stock and Series 1 Class B common stock both of which will have substantially the same rights, preferences and privileges as the existing common stock, the Board believes that the recapitalization is fair to the stockholders. In making this determination, the Board, however, did not obtain a report, opinion or appraisal relating to the consideration or the fairness of the recapitalization.

Approval of Stockholders

     The proposed amendment to the Article IV providing for the recapitalization requires the approval by the holders owning a majority of the outstanding shares of common stock.

Approval of Directors

     The recapitalization was unanimously approved by the Board at a meeting held on June 15, 2001, and again on July 2, 2001.

                     Information Concerning the Solicitation

     The proxy solicited hereby, if properly signed and returned to AremisSoft and not revoked prior to its use, will be voted at the Special Meeting in accordance with the instructions contained therein. If no contrary instructions are given, each signed proxy received will be voted "FOR" proposal one which provides for an amendment to AremisSoft's certificate of incorporation to effect a recapitalization, and at the proxy holders' discretion, on such other matters, if any, which may come before the Special Meeting (including any proposal to adjourn the Special Meeting). Any stockholder giving a proxy has the power to revoke it at any time before it is exercised by (i) filing with AremisSoft written notice of its revocation addressed to: Secretary, AremisSoft Corporation, Sentry Office Plaza, 216 Haddon Avenue, Suite 607, Westmont, New Jersey 08108, (ii) submitting a duly executed proxy bearing a later date, or
(iii) appearing in person at the Special Meeting and giving the Secretary notice of his or her intention to vote in person.

     AremisSoft will bear the entire cost of preparing, assembling, printing and mailing proxy materials furnished by the Board to stockholders. Copies of proxy materials will be furnished to brokerage houses, fiduciaries and custodians to be forwarded to beneficial owners of AremisSoft's common stock.

     AremisSoft has retained Morrow & Co., Inc. to solicit stockholders' approval of proposal number one. Morrow & Co. may solicit stockholder approval by mail, telephone or in person. For its solicitation services, AremisSoft will pay Morrow & Co., Inc. approximately $10,000, plus customary disbursements. In addition to the solicitation of proxies by mailing this proxy to our stockholders and through services provided by Morrow & Co., Inc., some of the officers, directors, and employees of AremisSoft may, without additional compensation, solicit proxies by telephone or in person.

Record Date and Voting Rights

     AremisSoft is currently authorized to issue up to 85,000,000 shares of common stock, par value $.001, and 15,000,000 shares of preferred stock, par value $.001. The record date for determination of stockholders entitled to notice of and to vote at the Special Meeting is July 13, 2001, and as of such date _______ shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding. Each share of common stock shall be entitled to one vote.

     The majority of our outstanding shares of common stock entitled to vote must be represented in person or by proxy at the Special Meeting to constitute a quorum. To approve proposal one, the holders of the majority of the outstanding shares of common stock must vote in favor of the proposal. Under Delaware law, abstentions and broker non-votes shall be counted for purposes of determining a quorum. However, because the affirmative vote of a majority of the outstanding shares of common stock is required to approve the proposed amendment to AremisSoft's certificate of incorporation regarding the recapitalization, abstentions and broker non-votes will have the same effect as votes against such proposal.

     Whether or not you are able to attend the Special Meeting, you are urged to complete and return the enclosed proxy, which is solicited by the AremisSoft's Board of Directors and will be voted as directed by you on your proxy when properly completed.

                                  PROPOSAL ONE

APPROVAL OF AN AMENDMENT TO ARTICLE IV OF AREMISSOFT'S CERTIFICATE OF INCORPORATION INCREASING THE NUMBER OF AUTHORIZED SHARES, MAINTAINING THE SAME NUMBER OF PREFERRED STOCK, CREATING CLASS A COMMON STOCK AND CLASS B COMMON STOCK AND EFFECTING A RECAPITALIZATION OF EXISTING COMMON STOCK.

     At the Special Meeting, the stockholders of AremisSoft will be asked to consider and vote upon an amendment to Article IV of AremisSoft's Certificate of Incorporation to (i) increase the authorized number of shares from 85,000,000 to 200,000,000; (ii) maintain number of shares of preferred stock at 15,000,000, par value $0.001; (iii) create 150,000,000 shares of Class A common stock, par value $0.001 and 35,000,000 shares of Class B common stock, par value $0.001, of which 5,000,000 have been designated as Series 1 Class B common stock; and (iv) reclassify each outstanding one and one-tenth (1.1) shares of AremisSoft's existing common stock into (a) one (1) share of Class A common stock and (b) one tenth (1/10th) of a share of Series 1 Class B common stock by exchanging old common stock certificates for new Class A common stock and Series 1 Class B common stock certificates (the "Recapitalization Amendment").

     If the Recapitalization Amendment is approved by the stockholders, then after the Class A common stock is listed for trading on The NASDAQ Stock Market or another similar stock exchange, the Board of AremisSoft intends to file a Certificate of Amendment to Article IV of AremisSoft's Certificate of Incorporation substantially in the form attached as Appendix A, which will become effective immediately upon acceptance of filing by the Secretary of State of Delaware (the "Effective Time"). The Board presently intends to file the Recapitalization Amendment promptly after it is approved by the stockholders and the Class A common stock is listed. However, the Board may decide not to file the Recapitalization Amendment if it determines that such action would be in the best interest of AremisSoft. AremisSoft currently knows of no reason why the Recapitalization Amendment would not be filed if adopted by the stockholders.

Purpose

     After careful consideration of the potential advantages and disadvantages of the Recapitalization Amendment, the Board believes that the Recapitalization Amendment is in the best interest of AremisSoft and its stockholders. The material advantages and disadvantages of the Recapitalization Amendment considered by the Board are set forth herein.

     Advantages. The Board believes approval of the Recapitalization Amendment and creation of the Class A common stock and Class B common stock will improve AremisSoft's ability and flexibility to issue common equity or convertible debt, utilizing various classes and series of common stock, for financing or acquisition purposes. For example in connection with an acquisition or financing the Board will have the ability to negotiate and issue a new series of Class B common stock with rights different than those rights granted to the holders of Class A common stock and Series 1 Class B common stock. This flexibility will allow the Board to be more creative in the structure of an acquisition or strategic investment and to quickly complete such acquisition or strategic investment. AremisSoft, however, has no current agreements or understandings to issue additional equity or convertible debt securities in connection with any acquisition or financing transaction.

     Further, because the common stock will be reclassified into Class A common stock and Series 1 Class B common stock with substantially the same rights, preferences and privileges as the existing common stock, and that the Class A common stock will be listed on The NASDAQ Stock Market or similar stock exchange, the Board believes that the recapitalization is fair to the stockholders. In making this determination, the Board did not obtain a report, opinion or appraisal relating to the consideration or the fairness of the recapitalization.

     If the Recapitalization Amendment is adopted and implemented, AremisSoft intends to physically recall all of its outstanding share certificates representing shares of its common stock and issue in exchange new share certificates for the Class A common stock and Series 1 Class B common stock.

     Prior to approving the Recapitalization Amendment, the Board believed that the shares of existing common stock, currently trading on The NASDAQ Stock Market, were substantially undervalued and the price for the shares had been artificially depressed due to abnormally high short selling by speculators who are not shareholders of AremisSoft. Furthermore, the Board believes that speculators have also engaged in a practice commonly known as a "naked short" sale which means that certain brokers have permitted their short selling customers to sell shares their customers do not own and have failed to borrow and deliver the shares sold to the purchaser of the shares. Consequently, there may be a substantial number of purchasers who believe they are shareholders of AremisSoft but who in fact would not be shareholders since no delivery of their shares has occurred.

     In the recapitalization, each shareholder of record on the record date for the exchange will receive, in addition to shares of Class A common stock which will be traded on The NASDAQ Stock Market or another similar stock exchange, shares of Series 1 Class B common stock in exchange for the physical delivery of their old common stock certificates to AremisSoft's transfer agent. This procedure will allow the transfer agent to make an accurate record of all shareholders of record holding old stock certificates and determine accurately which shareholders are entitled to receive the new Class A common stock and Series 1 Class B common stock. All shareholders of record on the record date for the exchange will be required to physically turn in their old stock certificates in order to receive the new Class A common stock certificate and Series 1 Class B common stock certificate. AremisSoft believes that without the physical delivery of the old common stock certificates to ensure a shareholder's right to receive the new share certificates for the Class A common stock and Series 1
Class B common stock, customers of brokerage firms who have had their shares borrowed and delivered will not be protected by back office journal entries or similar record keeping and may not be entitled to receive the Class A common stock and Series 1 Class B common stock in the recapitalization. Furthermore, since the Series 1 Class B common stock will not be listed with any exchange or market and can only be obtained from AremisSoft in the recapitalization exchange, it will be very unlikely that a short seller will be able to "cover" his short position by buying shares after the record date for the exchange to return the shares he has borrowed in the short sale transaction.

     Although no assurances can be given that the brokerage firms and their short selling customers will take the required steps to protect a shareholder's right to receive both the Class A common stock and Series 1 Class B common stock, if such steps are taken and short sellers are asked to "cover" their short positions before the record date for the exchange, then the market price for the existing common stock could become extremely volatile and unpredictable. In addition, because the Class A common stock will be listed on The NASDAQ Stock Market or similar stock exchange, short selling of the new Class A common stock may resume after the recapitalization.

     The market price of Class A common stock after effectiveness of the Recapitalization Amendment will depend, as does the price of existing common stock prior to such time, on many factors, including among others, the future performance of AremisSoft, general market conditions, and conditions relating to companies similar to AremisSoft in its business and industry in general. Accordingly, AremisSoft cannot predict the prices at which the Class A common stock will trade following the effectiveness of the Recapitalization Amendment.

     Disadvantages. While the Board has determined that implementation of the Recapitalization Amendment is in the best interests of AremisSoft and its stockholders, the Recapitalization Amendment may also be considered to have certain disadvantages, including those set forth below.

     Implementation of the Recapitalization Amendment may affect the decision of certain institutional investors that would otherwise consider investing in and retaining the existing common stock. As a result of the required return of shares of existing common stock and the practical considerations of retrieving the share certificates for such shares, the new Class A common stock and Series 1 Class B common stock may be deemed to be less attractive to managers of certain institutional investors. AremisSoft is not aware of the effect, if any, the implementation of the Recapitalization Amendment will have on the continued holdings of those institutional investors who currently own shares of existing common stock.

     Under Delaware law, a future amendment to AremisSoft's Certificate of Incorporation may require the vote of each series of Class B common stock, whether or not they have voting rights, when the proposed amendment adversely affects the peculiar legal characteristics of that class or series of common stock. Additionally, the Series 1 Class B common stock and other future series of Class B common stock will have the right to vote as separate classes when the rights of each is affected differently than that of Class A common stock. Such a vote may allow the Series 1 Class B common stock and other series of Class B common stock the power to veto some amendments.

     Finally, the reclassification of AremisSoft's common stock into Class A common stock and Series 1 Class B common stock will require AremisSoft to incur additional expenses, such as transfer fees and expenses, in connection with maintain the books, records and transfers of the various classes and series of common stock.

Principal Effects of the Recapitalization Amendment

     Corporate Matters. Adoption of the Recapitalization Amendment would have the following effects on AremisSoft's capital structure.

     o the number of AremisSoft's authorized shares will be increased to 200,000,000;

     o the number of AremisSoft's authorized preferred stock will remain at 15,000,000;

     o the number of AremisSoft's authorized Class A common stock will be 150,000,000 shares;

     o the number of AremisSoft's authorized Class B common stock will be 35,000,000 shares of which 5,000,000 have been designated as Series 1 Class B common stock;

     o each one and one-tenth (1.1) shares of AremisSoft's outstanding common stock will be reclassified into and exchanged for

          o one (1) share of Class A common stock; and
          o one-tenth (1/10th) of a share of Series 1 Class B common stock;

     o all outstanding options and warrants entitling the holders thereof to purchase shares of AremisSoft's common stock will enable such holders to purchase, upon exercise of their options or warrants, a proportional number of Class A common stock and Series 1 Class B common stock at an exercise price adjusted to reflect the effects of the Recapitalization Amendment.

     The recapitalization will be effected simultaneously on all AremisSoft's common stock and the exchange number will be the same for all of AremisSoft's common stock. The recapitalization will affect all of AremisSoft's stockholders uniformly and will not affect any stockholder's percentage ownership interest in AremisSoft except to the extent that the recapitalization results in fractional shares of Class A common stock or Series 1 Class B common stock. Stockholders who would otherwise have been entitled to fractional shares will receive cash in lieu of such fractional share. Such cash payment will reduce the number of post-recapitalization shares to the extent there are stockholders presently holding a number of shares different than a multiple of one and one-tenth (1.1) shares.

     Fractional Shares. No fractional shares will be issued in the recapitalization. In lieu of any such factional share, each holder of common stock who would otherwise be entitled to a fraction of a share of either Class A common stock or Series 1 Class B common stock will receive cash based on the closing price of a share of common stock as quoted on The NASDAQ Stock Market immediately prior to the Effective Time.

     Capital Structure. Upon the Effective Time, AremisSoft's shall have the authority to issue two hundred million (200,000,000) shares, of which: (i) one hundred fifty million (150,000,000) shares shall be Class A common stock, par value $.001; (ii) thirty-five million (35,000,000) shares shall be Class B common stock, par value $.001 of which 5,000,000 shares have been designated Series 1 Class B common stock; and (iii) fifteen million (15,000,000) shares shall be preferred stock, par value $.001.

     The rights, preferences, privileges and restrictions of the Class A common stock, and the Series 1 Class B common stock are set forth in full in the proposed amendment to Article IV of AremisSoft's Certificate of Incorporation set forth as Appendix A to this proxy statement. The following summary should be read in conjunction with, and is qualified in its entirety by reference to, the amendment set forth in Appendix A.

     General. Except as otherwise required by the Delaware General Corporation Law ("DGCL") or as otherwise provided in AremisSoft's Amended and Restated Certificate of Incorporation, each share of Class A common stock will have identical rights, preferences, privileges and restrictions as the existing common stock. The Series 1 Class B common stock will have identical rights, preferences, privileges and restrictions as the existing common stock except that each full share of Series 1 Class B common stock will be convertible, at the option of the holder, into a share of Class A common stock. In addition, all shares of Series 1 Class B common stock will be redeemable by AremisSoft for cash or shares of Class A common stock. The Board of Director is also authorized to issue other series of Class B common stock with the designation of each series and their rights, preferences, privileges and restrictions to be determined by the Board. All outstanding shares of Class A common stock and Series 1 Class B common stock, when validly issued, will be fully paid and non-assessable.

     Voting. All shares of Class A common stock will be entitled to one vote on any matter to be voted on by the stockholders of AremisSoft. Each share of Series 1 Class B common stock will be entitled to one vote on any matter to be voted on by the stockholders of AremisSoft and shall vote together with the Class A common stock except as provided by law. There is no provision in AremisSoft's Recapitalization Amendment permitting cumulative voting. Under the AremisSoft's Certificate of Incorporation and the DGCL, only the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Series 1 Class B common stock entitled to vote will be required to amend the AremisSoft's Certificate of Incorporation.

     Dividends and Distributions. Each share of Class A common stock and Series 1 Class B common stock will be equal in respect to dividends and other distributions in cash, stock or property, including distributions in connection with any recapitalization and upon liquidation, dissolution, or winding up of AremisSoft.

     Mergers, Consolidations and Liquidation. Each holder of Class A common stock and Series 1 Class B common stock will be entitled to receive an equal amount per share consideration in the event of a merger, consolidation or liquidation.

     Preemptive Rights. None of the Class A common stock or Series 1 Class B common stock will carry any preemptive rights enabling a holder to subscribe for or receive shares of AremisSoft of any class or any other securities convertible into any class of AremisSoft's shares.

     Future Financings and Acquisitions. AremisSoft has authorized 150,000,000 shares of Class A common stock, 35,000,000 shares of Class B common stock, of which 5,000,000 shares have been designated as Series 1 Class B common stock and 15,000,000 shares of preferred stock. Therefore, the Board may issue additional shares of Class A common stock, Class B common stock and preferred stock, from time to time in the future for any proper corporate purpose, including public and private equity offerings, stock splits, stock dividends, acquisitions, stock option plans, and funding of employee benefit plans. No further action or authorization by the stockholders would be necessary prior to the issuance of the additional shares of Class A common stock, Class B common stock or preferred stock. The future issuance by us of shares of Class A common stock, Class B common stock or preferred stock may dilute the equity ownership position, and their rights, preferences and privileges of existing stockholders. Unissued shares of common stock or preferred stock could be issued in circumstances that would serve to preserve control of our existing management.

     The NASDAQ Stock Market; Registration Under the Securities Exchange Act of 1934. In connection with the recapitalization, AremisSoft will file an application with The NASDAQ Stock Market to list the Class A common stock and to remove the existing common stock from listing. It is expected that the Class A common stock will be approved for quotation on The NASDAQ Stock Market and that it will begin trading at approximately the same time as the existing common stock is removed from trading at or about the Effective Time. AremisSoft does not, currently, intend to list the Series 1 Class B common stock for trading on any exchange.

     Recapitalization of AremisSoft's common stock into Class A common stock and Series 1 Class B common stock will be exempt from registration pursuant to
Section 3(a)(9) of the Securities Act of 1933. However, holders of restricted shares of common stock will continue to hold restricted Class A common stock and Series 1 Class B common stock after the recapitalization. Both the Class A common stock and Series 1 Class B common stock will be registered under the Securities Exchange Act of 1934, and AremisSoft will continue to file periodic reports and proxy statements with the Commission.

     Effect on Market Value and Price. The market price of the Class A common stock after effectiveness of the Recapitalization Amendment will depend, as does the price of existing common stock prior to such time, on many factors, including among others, the future performance of AremisSoft, general market conditions, and conditions relating to companies similar to AremisSoft in its business industry in general. Accordingly, AremisSoft cannot predict the prices at which the Class A common stock will trade following the effectiveness of the

Recapitalization Amendment. There will be no market for the Series 1 Class B common stock. However, each share of Series 1 Class B common stock will be immediately convertible, at the option of the holder, into a share of Class A common stock.

     AremisSoft believes that due to the issuance of the Series 1 Class B common stock, which will not be listed for trading, the Class A common stock may trade at a different price than the existing common stock. On _______, 2001, the closing price of the existing common stock reported on The NASDAQ Stock Market was $______. AremisSoft believes, however, that any trading price differential between the Class A common stock and existing common stock will dissipate as holders of the Series 1 Class B common stock convert their shares into Class A common stock. After the Effective Time, it is anticipated that there will be approximately 37,133,464 shares of Class A common stock and 3,713,346 shares of Series 1 Class B common stock outstanding. The actual number of shares of Class A common stock and Series 1 Class B common stock outstanding will be different due to the payment of cash in lieu of fractional shares.

     Certain Federal Income Tax Consequences. The following is a summary of certain U.S. federal income tax consequences to the stockholders of AremisSoft resulting from the recapitalization of existing common stock for Class A common stock and Series 1 Class B common stock. The following discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, administrative pronouncements, judicial decisions and Treasury Regulations, all of which are subject to change, possibly with retroactive effect. The following discussion assumes that the stockholders hold their existing common stock as a capital asset. The following discussion does not purport to be a complete discussion of all U.S. federal income tax considerations resulting from the exchange of existing common stock for Class A common stock and Series 1 Class B common stock.

     The following discussion does not address the tax consequences to the holders of any options or warrants to purchase existing common stock. The following discussion also does not address the tax consequences resulting under state, local or non-U.S. tax laws. In addition, the following discussion may not apply, in whole or in part, to particular categories of our stockholders, such as dealers in securities, insurance companies, foreign persons, tax-exempt organizations, financial institutions and stockholders that acquired existing common stock upon the exercise of compensatory stock options or otherwise as compensation.

     THE FOLLOWING DISCUSSION IS INCLUDED FOR GENERAL INFORMATION ONLY. ALL STOCKHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES RESULTING FROM THE EXCHANGE OF EXISTING COMMON STOCK FOR CLASS A COMMON STOCK AND SERIES 1 CLASS B COMMON STOCK, INCLUDING ANY STATE, LOCAL OR NON-U.S. TAX CONSEQUENCES.

     The recapitalization will constitute a "reorganization" within the meaning of Section 368(a)(1)(E) of the Code. Accordingly, a stockholder will recognize no gain or loss on the recapitalization of its existing common stock for Class A common stock and Series 1 Class B common stock, except with respect to cash received for any fractional shares. A stockholder's aggregate tax basis in its existing common stock will be allocated between its Class A common stock and its Series 1 Class B common stock in proportion to the fair market value of each share of Class A common stock and Series 1 Class B common stock at the Effective Time.

     If a stockholder acquired its shares of existing common stock in different lots at different prices, the basis of the shares of Class A common stock and Series 1 Class B common stock received will be calculated separately with respect to each lot of existing common stock exchanged for Class A common stock and Series 1 Class B common stock, provided such stockholder takes adequate steps to identify the shares of Class A common stock and Series 1 Class B common stock received with respect to the different lots of existing common stock. A stockholder's holding period for its Class A common stock and its Series 1 Class B common stock will include such a stockholder's holding period for its existing common stock.

Exchange of Shares of Common Stock for Shares of Class A Common Stock and Series 1 Class B Common Stock.

     To complete the recapitalization, all outstanding certificates representing shares of our existing common stock must be returned to our transfer agent, Olde Monmouth Stock Transfer Co., Inc., so that shares of the new Class A common stock and Series 1 Class B common stock may be issued.

     Transmittal forms will be sent by Olde Monmouth Stock Transfer Co., Inc., to each stockholder of record to be used in forwarding each stockholder's existing share certificate(s) (the "Old Certificates") for surrender and exchange for certificate(s) representing the appropriate number of shares of new Class A common stock and Series 1 Class B common stock and the payment for any fractional shares as a result of the recapitalization. After receipt of such transmittal form, each holder should surrender his or her Old Certificates. The transmittal forms will be accompanied by instructions specifying other details of the exchange.

     After the recapitalization, each Old Certificate that previously represented shares of existing common stock will only represent the right to receive the shares of new Class A common stock and Series 1 Class B common stock. The holder of unexchanged Old Certificates will not be entitled to receive any dividends or other distributions payable by AremisSoft after the Effective Time until the Old Certificates have been surrendered. Such dividends and distributions, if any, will be accumulated, and at the time of the surrender of the Old Certificates, all such unpaid dividends or distributions will be paid without interest.

     STOCKHOLDERS SHOULD NOT SEND THEIR CERTIFICATES TO THE TRANSFER AGENT UNTIL THEY RECEIVE A TRANSMITTAL FORM.

Vote Required

     The affirmative vote of holders owning a majority of the outstanding shares of existing common stock at the record date is needed to approve the
Recapitalization Amendment. Unless otherwise directed, proxies in the accompanying form will be voted "FOR" the Recapitalization Amendment.

AS NOTED ABOVE, THE BOARD UNANIMOUSLY RECOMMENDS VOTING FOR PROPOSAL ONE.

Trading Market and Price

     Our common stock began trading publicly on The NASDAQ Stock Market on April 22, 1999 and is traded under the symbol AREM. The following table shows the high and low per share closing price of our common stock for the periods indicated. Amounts have been adjusted to reflect the two-for-one stock split, affected in the form of a stock dividend paid by us in the first quarter of 2001.


        2001                                      High          Low
        ----                                      ----          ---
        Second quarter                           $19.40       $ 8.75
        First quarter                            $28.25       $11.47

        2000
        ----
        Fourth quarter                           $24.75        $14.84
        Third quarter                            $18.75        $13.03
        Second quarter                           $16.13        $ 9.03
        First quarter                            $23.06        $13.63

        1999
        ----
        Fourth quarter                           $16.25        $ 5.94
        Third quarter                            $ 7.13        $ 2.50
        Second quarter (April 22, 1999 to        $ 2.55        $ 1.94
        June 30, 1999)

     We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings for funding growth and, we therefore, do not expect to pay any dividends in the foreseeable future. During the first quarter of 2001, we issued a one share stock dividend.

Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth certain information as of June 25, 2001, with respect to the beneficial ownership of our common stock for (i) each person known to us to own beneficially five percent (5%) or more of the outstanding shares of our common stock, (ii) each director, and (iii) all of our directors and officers as a group.

     Unless otherwise indicated, the address for each listed stockholder is: c/o AremisSoft Corporation, Sentry Office Plaza, 216 Haddon Avenue, Suite 607, Westmont, N.J. 08108. To our knowledge, except as indicated in the footnotes to this table or pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares of common stock indicated.

         Name of Beneficial Owner          Number of Shares        Percent
         -----------------------           ----------------        -------
Info-quest S.A.                               5,295,846            12.97%
   AL. Pantou 25
   Athens 17671 Greece

         Name of Beneficial Owner          Number of Shares        Percent
         ------------------------          ----------------        -------
Irwin L. Jacobs                              2,434,600(1)          5.96%
   2900 IDS Center
   80 South Eighth Street
   Minneapolis, MN 55402

Carl R. Pohland Revocable Trust No.  2       2,458,030(2)          6.02%
   60 South Sixth Street, Suite 3880
   Minneapolis, MN 55402

Dr. Lycourgos K. Kyprianou                   4,075,580(3)          9.95%

Roys Poyiadjis                               4,175,580(4)          10.2%

Michael A. Tymvios                            45,000(5)              *

Dann V. Angeloff                              69,999(6)              *

H. Tate Holt                                  71,999(7)              *

Stan J. Patey                                 10,000(8)              *

All directors and executive officers
   as a group (9 persons)(1)(2)              5,142,578(9)          12.29%

*    Less than one percent

(1) Based on Mr. Jacobs's Schedule 13D as of June 1, 2001. Represents 2,434,600 shares indirectly owned by Mr. Jacobs and 619,400 shares indirectly and 541,000 shares directly owned by Jacobs Trading Company, of which Mr. Jacobs serves as Chairman of the Board and controlling person. Shares indirectly owned represent shares subject to purchase through "pair basket" options. Mr. Jacobs and Jacobs Trading Company each have the right to acquire the indirectly owned shares within 60 days through settlement of their respective options.

(2) Based on the Carl R. Pohland Revocable Trust No. 2's Schedule 13D as of June 5, 2001, which was filed as a group. Represents 1,568,030 shares beneficially owned by The Carl R. Pohland Revocable Trust No. 2; 230,000 shares beneficially owned by James O. Pohland; 230,000 shares beneficially owned by Robert C. Pohland; 230,000 shares beneficially owned by William M. Pohland; 100,000 shares owned by Raymond W. Zehr, Jr.; and 100,000 shares owned by Donald E. Bensen.

(3) Includes 3,175,580 shares held by Aremis Holdings, Ltd., in which Dr. Kyprianou has sole voting and investment power, and 700,000 shares held by Aremis Technology Ventures, Ltd., an entity controlled by Dr. Kyprianou's spouse. Also includes options to acquire 100,000 shares of common stock that may be exercise within 60 days.

(4) Includes 200,000 shares owned by Olympus Capital Investment, Inc., which is controlled by Mr. Poyiadjis. Also includes options to acquire 100,000 shares of common stock that may be exercised within 60 days and 3,875,580 shares covered by a voting agreement between Aremis Holdings, Ltd., Aremis Technology Ventures, Ltd. and Mr. Poyiadjis.

(5) Includes 45,000 shares of common stock that may be acquired upon the exercise of options within the next 60 days.

(6) Includes 10,000 shares held by Angeloff Co., which is controlled by Mr. Angeloff. Also includes options to purchase 46,666 shares of common stock held by the Angeloff Co. and 13,333 shares of common stock held by Mr. Angeloff that may be exercised within 60 days.

(7) Includes 59,999 shares of common stock that may be acquired upon the exercise of options within the next 60 days.

(8) Includes options to purchase 10,000 shares of common stock upon the exercise of options within the next 60 days.

(9) Includes options to purchase1,004,998 shares of common stock upon the exercise of options within the next 60 days.

Additional Information

     Copies of our Annual Report on Form 10-K for the year ended December 31, 1999, and Report on Form 10-Q for the quarterly period ended March 31, 2001, will be provided to any requesting stockholder at our cost. Stockholders should direct their request to: Corporate Secretary, AremisSoft Corporation, Sentry Office Plaza, 216 Haddon Avenue, Suite 607, Westmont, New Jersey 08108.
Additionally, our Form 10-K may also be accessed on the Internet at www.aremissoft.com or at the Commission's website www.sec.gov.

Stockholder Proposals

     Stockholder proposals to be included in our proxy statement and proxy for our 2002 Annual Meeting of Stockholders must meet the requirements of Rule 14a-8 promulgated by the Securities and Exchange Commission and must be received by us no later than December 26, 2001.

ALL STOCKHOLDERS ARE URGED TO EXECUTE THE ACCOMPANYING PROXY AND TO RETURN IT PROMPTLY IN THE ACCOMPANYING ENVELOPE. STOCKHOLDERS MAY REVOKE THE PROXY IF THEY DESIRE AT ANY TIME BEFORE IT IS VOTED.

                                                  AremisSoft Corporation

                                                  By Order of the Board


________, 2001                                   Roys Poyiadjis,
                                                 Co-Chief Executive Officer
                                                 London, England

                                 EXHIBIT 16(A)(5)


                                  APPENDIX A

    ARTICLE IV OF THE CERTIFICATE OF INCORPORATION OF AREMISSOFT CORPORATION
               AS PROPOSED TO BE AMENDED AND RESTATED ARTICLE IV:

                                   ARTICLE IV

     The aggregate number of shares which the Corporation shall have the authority to issue is Two Hundred Million (200,000,000) of which:

     (i) One Hundred Fifty Million (150,000,000) shares shall be Class A common stock, par value $.001;

     (ii) Thirty-Five Million (35,000,000) shares shall be Class B common stock, par value $.001; and

     (iii) Fifteen Million (15,000,000) shares shall Preferred Stock, par value $.001.

     Upon this Certificate of Amendment of Certificate of Incorporation becoming effective pursuant to the General Corporation Law of the State of Delaware (the "Effective Time"), each one and one-tenth (1.1) share of the Corporation's common stock, par value $.001, then issued, including shares held in the treasury of the Corporation, shall be reclassified and exchanged for (i) one (1) share of fully paid and nonassessable Class A common stock and (ii) subject to the third succeeding sentence, one-tenth of one (0.1) share of fully paid and nonassessable Series 1 Class B. As soon as practicable after the Effective Time, the Corporation's transfer agent shall mail a transmittal letter to each record holder, as of immediately prior to the Effective Time, of the common stock requiring each holder to exchange his or her certificate. Each holder of any certificate or certificates that immediately prior to the Effective Time represented the common stock, upon surrender of such certificate or certificates to the Corporation or its transfer agent, shall be entitled to receive, subject to the succeeding sentence, certificates representing a number of shares of Class A common stock equal to .9090909, and shares of Series 1 Class B common stock equal to .0909090, times the number of shares of common stock shown on the face of such certificate or certificates. The Corporation will not issue certificates representing fractional shares of either the Class A common stock or Series 1 Class B common stock and, in lieu of a fractional share of either the Class A common stock or Series 1 Class B common stock, the Corporation will pay cash in an amount equal to the closing price of a share of common stock as quoted upon The NASDAQ Stock Market immediately prior to the Effective Date times such fraction. All stockholders of record on the record date must exchange the physical share certificate representing shares of the Corporation's common stock for new stock certificates representing the Class A common stock and the Series 1 Class B common stock.

     1.   Class A common stock.

     The   designations   and   powers,   preferences   and   rights,   and  the
qualifications, limitations and restrictions thereof, of the Class A common stock shall be as follows:

          (a) Voting Rights. Except as required by law, at every meeting of shareholders of the Corporation, every holder of Class A common stock shall be entitled to one vote, in person or by proxy, for each share of Class A common stock standing in such holder's name on the stock transfer records of the Corporation, and shall vote together, as a class, with the Series 1 Class B common stock.

          (b) Distribution of Assets. Upon the dissolution, liquidation or winding up of the Corporation, subject to the rights, if any, of the holders of any other of the Corporation's securities, the holders of the Class A common stock and Series 1 Class B common stock will be entitled to receive all the assets of the Corporation available for distribution to its stockholders ratably in proportion to the number of shares held by them.

          (c) Dividends. Holders of Class A common stock and Series 1 Class B common stock shall be entitled to receive, on an equal basis, such dividends, payable in cash or otherwise, as may be declared thereon by the Board from time to time out of the assets or funds of the Corporation legally available therefor.

     2. Initial Series of Class B common stock.

          (I) The Corporation's Class B common stock shall initially consist of one series: Series 1 Class B common stock, whose terms and conditions are set forth below:

          (a) Designation and Amount. The shares of such series shall be designated as "Series 1 Class B common stock" and the initial number of shares constituting such series shall be Five Million (5,000,000).

          (b) Voting Rights. Except as required by law, at every meeting of shareholders of the Corporation, every holder of Series 1 Class B common stock shall be entitled to one vote, in person or by proxy, for each share of Series 1 Class B common stock standing in such holder's name on the stock transfer records of the Corporation, and shall vote together, as a class, with the Class A common stock.

          (c) Distribution of Assets. Upon the dissolution, liquidation or winding up of the Corporation, subject to the rights, if any, of the holders of any other of the Corporation's securities, the holders of the Series 1 Class B common stock and Class A common stock will be entitled to receive all the assets of the Corporation available for distribution to its stockholders ratably in proportion to the number of shares held by them.

          (d) Dividends. Holders of Class A common stock and Series 1 Class B common stock shall be entitled to receive, on an equal basis, such dividends, payable in cash or otherwise, as may be declared thereon by the Board from time to time out of the assets or funds of the Corporation legally available therefor.

          (e) Conversion of the Series 1 Class B common stock. Each share of Series 1 Class B common stock may at any time be converted at the election of the holder thereof into one fully paid and nonassessable share of Class A common stock. Any holder of shares of Series 1 Class B common stock may elect to convert any or all of such shares at one time or at various times in such holder's discretion. Such right shall be exercised by the surrender of the certificate representing each share of Series 1 Class B common stock to be converted to the agent for the registration for transfer of shares of Series 1 Class B common stock at its office, or to the Corporation at its principal executive offices, accompanied by a written notice of the election by the holder thereof to convert and (if so required by the transfer agent or by the Corporation) by instruments of transfer, in form satisfactory to the transfer agent and to the Corporation, duly executed by such holder or his duly authorized attorney. The issuance of a certificate or certificates for shares of Class A common stock upon conversion of shares of Series 1 Class B common stock shall be made without charge for any stamp or other similar tax in respect of such issuance. However, if any such certificate or certificates is or are to be issued in a name other than that of the holder of the share or shares of Series 1 Class B common stock converted, the person or persons requesting the issuance thereof shall pay to the transfer agent or to the Corporation the amount of any tax which may be payable in respect of any such transfer, or shall establish to the satisfaction of the transfer agent or of the Corporation that such tax has been paid. As promptly as practicable after the surrender for conversion of a certificate or certificates representing shares of Series 1 Class B common stock and the payment of any tax as hereinbefore provided, the Corporation will deliver or cause to be delivered at the office of the transfer agent to, or upon the written order of, the holder of such certificate or certificates, a certificate or certificates representing the number of shares of Class A common stock issuable upon such conversion, issued in such name or names as such holder may direct. Such conversion shall be irrevocable and shall be deemed to have been made immediately prior to the close of business on the date of the surrender of the certificate or certificates representing shares of Series 1 Class B common stock (if on such date the transfer books of the Corporation shall be closed, then immediately prior to the close of business on the first date thereafter that said books shall be open), and all rights of such holder arising from ownership of such shares of Series 1 Class B common stock shall cease at such time, and the person or persons in whose name or names the certificate or certificates representing shares of Class A common stock are to be issued shall be treated for all purposes as having become the record holder or holders of such shares of Class A common stock at such time and shall have and may exercise all the rights and powers appertaining thereto. No adjustments in respect of past cash dividends shall be made upon the conversion of any share of Series 1 Class B common stock; provided, however, that if any shares of Series 1 Class B common stock shall be converted subsequent to the record date for the payment of a cash or stock dividend or other distribution on shares of Series 1 Class B common stock but prior to such payment, the registered holder of such shares at the close of business on such record date shall be entitled to receive the cash or stock dividend or the distribution payable to holders of the Series 1 Class B common stock. The Corporation shall at all times reserve and keep available, solely for the purpose of issue upon conversion of outstanding shares of Series 1 Class B common stock, such number of shares of Class A common stock as may be issuable upon the conversion of all such outstanding shares of Series 1 Class B common stock, provided, the Corporation may deliver shares of Class A common stock which are held in the treasury of the Corporation for shares of Series 1 Class B common stock to be converted. If any shares of Class A common stock require registration with or approval of any governmental authority under any federal or state law before such shares of Class A common stock may be issued upon conversion, the Corporation will cause such shares to be duly registered or approved, as the case may be. All shares of Class A common stock which may be issued upon conversion of shares of Series 1 Class B common stock will, upon issue, be fully paid and nonassessable.

          In the event that the Corporation shall (i) declare a stock dividend, or make a distribution, on the outstanding Class A common stock payable in shares of Class A common stock; (ii) subdivide or split the outstanding Class A common stock; or (iii) combine the outstanding Class A common stock into a smaller number of shares of Class A common stock, then, in each such case, the number of Class A common stock issuable upon the conversion of the Series 1 Class B common stock shall be adjusted proportionately with cash paid in lieu of fractions of Class A common stock upon conversion.

          (f) Redemption. Each share of the Series 1 Class B common stock may be redeemed, at the option of the Corporation, at any time or from time to time. The redemption price for each share of the Series 1 Class B common stock shall be equal to the closing price of one share of Class A common stock for the business day immediately prior to the date of redemption as quoted on The NASDAQ Stock Market, an exchange upon which the Class A common stock may be listed, or Inter- dealer Automated Quotation System, plus all declared but unpaid dividends as of the date of redemption. At the option of the Corporation, the Corporation may pay the redemption price in either cash, shares of Class A common stock which value shall be the closing price of one share of Class A common stock for the business day immediately prior to the date of redemption or a combination thereof. In the event the Corporation shall redeem shares of Series 1 Class B common stock, notice of such redemption shall be given by first class mail, postage prepaid, mailed not less than 30 days prior to the redemption date, to each holder of record of the shares to be redeemed, at such holder's address as the same appears on the stock register of the Corporation.

          (II) The Board of the Corporation is authorized, subject to limitations prescribed by law and provisions of this Article IV, to provide for the issuance of shares of Class B common stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences, and rights of the shares of each such series and the qualification limitations or restriction thereof. The authority of the Board with respect to each series of Class B Common (other than the Series 1 Class B common stock) shall include, but not be limited to, the determination of the following:

          (a) The number of shares constituting that series and the distinctive designation of that series;

          (b) The dividend rate on the shares of that series, whether dividends shall be cumulative and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

          (c) Whether that series shall have voting rights in addition to the voting rights provided by law and, if so, the terms of such voting rights;

          (d) Whether that series shall have conversion privileges and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board shall determine;

          (e) Whether or not the shares of that series shall be redeemable and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

          (f) Whether that series shall have a sinking fund for the redemption or purchase of shares of that series and, if so, the terms and amount of such sinking fund;

          (g) The rights of the shares in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series; and

          (h) any other relative rights, preferences and limitations of that series.

     3. The Board of the Corporation is authorized, subject to limitations prescribed by law and the provisions of this Article IV, to provide for the issuance of the shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.

     The authority of the Board with respect to each series shall include, but is not limited to, determination of the following:

          (a) The number of shares constituting that series and the distinctive designation of that series;

          (b) The dividend rate on the shares of that series, whether dividends shall be cumulative and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

          (c) Whether that series shall have voting rights, in addition to the voting rights provided by law and, if so, the terms of such voting rights;

          (d) Whether that series shall have conversion privileges and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board shall determine;

          (e) Whether or not the shares of that series shall be redeemable and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

          (f) Whether that series shall have a sinking fund for the redemption or purchase of shares of that series and, if so, the terms and amount of such sinking fund;

          (g) The rights of the shares in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series; and

          (h) any other relative rights, preferences and limitations of that series.

                                  EXHIBIT 16(D)



                                VOTING AGREEMENT


     This Voting Agreement (the "Agreement"), dated as of March 20, 2001, is made and entered into by and between Aremis Holding Ltd., Aremis Technology Ventures Ltd., and Roys Poyiadjis, collectively referred to herein as the "Stockholders."

     WHEREAS, the Stockholders deems it advisable to enter into an agreement to vote all of their shares of AremisSoft Corporation, a Delaware corporation ("AremisSoft"), which they own or may own during the term of the Agreement, on all matters of AremisSoft, including the election of the board of directors, as mutually agreed.

     NOW, THEREFORE, in consideration of these premises and in consideration of the covenants, representations, warranties, and conditions set forth in this Agreement, the Stockholders hereto mutually agree as follows:

     1. Shares Subject to Voting Agreement. All shares of AremisSoft now owned by the Stockholders or hereafter acquired by the Stockholders, whether preferred or common stock, or any series or class entitled to voting rights as provided by the Certificate of Incorporation of AremisSoft, or resolution of the board of directors as authorized by the Certificate of Incorporation, shall be subject to this Agreement.

     2. Voting Obligations. The Stockholders agrees to vote all of their AremisSoft shares at any annual or special meeting of stockholders for any matters, including the election of directors, as mutually agreed prior to voting. If the Stockholders are unable to reach prior mutual agreement, then the shares shall not be voted at the meeting unless this Agreement has been terminated prior to such meeting pursuant to Paragraph 4. The Stockholders shall not be personally liable for any action taken pursuant to their perspective vote or any act committed or omitted to be done under this Agreement, provided that such commission or omission does not amount to willful misconduct on its part and that it at all times exercises good faith in such matters.

     3. Delivery of Proxies or Other Documents. The Stockholders shall execute and deliver such documents, including proxies for the designated slate of directors or as may be required to effect the voting contemplated hereunder prior to the time of any annual or special meeting of stockholders.

     4. Term. This Agreement shall terminate and be of no further force and effect on the occurrence of the first of the following events:

          (i)  On March 20, 2006.

          (ii) Upon written notice of one of the Stockholders to the other, with a copy to AremisSoft, terminating this Agreement.

     5. Remedies. The Stockholders hereto acknowledge that time is of the essence under this agreement for the performance of the acts contemplated hereunder and that this Agreement, and each provision contained herein, is subject to specific performance by any court of competent jurisdiction.

     6. Reorganization of Company. If AremisSoft is merged into or consolidated with another corporation, or all or substantially all of its assets are transferred to another corporation, then in connection with such transfer the term "AremisSoft" for all purposes of this Agreement shall be deemed to include such successor corporation, and each Stockholder hereto shall receive and hold under this

Agreement any stock of such successor corporation received on account of the ownership of the stock held hereunder prior to such merger, consolidation, and transfer. Voting stock issued and outstanding under this Agreement at the time of such merger, consolidation, or transfer may remain outstanding, or each Stockholder subject hereto may, in his discretion, substitute for such voting stock new voting stock in appropriate form and with the appropriate legend, and the terms "stock" and "capital stock" as used herein shall be taken to include any stock which may be received by such Stockholder in lieu of all or any part of AremisSoft's capital stock.

     7. Notices.

     All notices or other communications required or permitted hereunder shall be in writing (except as otherwise provided herein) and shall be deemed duly given when received by delivery in person, by facsimile, telex or telegram or by an overnight courier service or three (3) days after deposit in the U.S. Mail, certified with postage prepaid, addressed as follows:

      If to Aremis Holdings Ltd. and
      Aremis Technology Ventures Ltd.:   Aremis Holdings Ltd.
                                         Aremis Technology Ventures Ltd.
                                         c/o AremisSoft Corporation
                                         2092 Strovolos
                                         Nicosia, Cyprus
                                         Attn: Dr. Lycourgos K. Kyprianou

      If to Roys Poyiadjis:              Roys Poyiadjis
                                         926 Fifth Avenue
                                         New York, New York 10021

      If to AremisSoft:                  AremisSoft Corporation
                                         c/o Bartel Eng & Schroder
                                         300 Capitol Mall, Suite 1100
                                         Sacramento, CA 95814
                                         Attn: Scott E. Bartel

     8. Entire Agreement. This Agreement constitutes the entire agreement among the Stockholders and no party shall be liable or bound to any other party in any manner except as specifically set forth herein.

     9. Nonwaiver. No delay or failure by a party to exercise any right under this Agreement,and no partial or single exercise of that right, shall constitute a waiver of that or any other right, unless otherwise expressly provided herein.

     10. Headings. Headings in this Agreement are for convenience only and shall not be used to interpret or construe its provisions.

     11. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, USA.

     12. Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile), each of which shall be deemed an original but all of which together shall constitute one and the same instrument. For the purpose of proving the authenticity of this Agreement, facsimile signature shall be treated the same as original signatures.

     13. Successors and Assigns. No party may assign or delegate this Agreement or any right, interest, or obligation hereunder.

     14. Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision were so excluded and shall be enforced in accordance with its terms.

     IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.


                                     STOCKHOLDERS

                                     Aremis Holdings Ltd.
                                     a British Virgin Island corporation


                                     By:/s/ Dr. Lycourgos K. Kyprianou
                                        -----------------------------
                                        Dr. Lycourgos K. Kyprianou
                                        Managing Director


                                      Aremis Technology Ventures Ltd.
                                      a British Virgin Island corporation


                                      By:/s/ Dr. Lycourgos K. Kyprianou
                                         ------------------------------
                                         Dr. Lycourgos K. Kyprianou
                                         Managing Director



                                        /s/ Roys Poyiadjis
                                      -----------------------------
                                       Roys Poyiadjis